UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)

JANUS HOTELS AND RESORTS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

47102 C 30 9

47102 C 10 1

(CUSIP Number)

John E. Barnes, Dinsmore & Shohl LLP, 1900 Chemed Center,

255 E. Fifth Street, Cincinnati, Ohio 45202 (513) 977-8114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON.

LOUIS S. BECK

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ x ]

(b) [   ]

3.  SEC USE ONLY ________________________________________________

4.  SOURCE OF FUNDS (See Instructions)

PF

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [    ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person with:	7. SOLE VOTING POWER: 8. SHARED VOTING POWER: 9. SOLE DISPOSITIVE POWER: 10. SHARED DISPOSITIVE POWER:

-0-

3,914,907

(These shares are owned of record by Janus Acquisition, Inc.  Louis S. Beck owns 75% of the issued and outstanding shares of Janus Acquisition, Inc. and Harry G. Yeaggy owns the remaining 25%.)

-0-

3,914,907

(These shares are owned of record by Janus Acquisition, Inc.   Louis S. Beck owns 75% of the issued and outstanding shares of Janus Acquisition, Inc. and Harry G. Yeaggy owns the remaining 25%.)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,914,907

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

 70.4%

14.  TYPE OF REPORTING PERSON (See Instructions):

 IN

Item 1.  Security and Issuer

(a)	Title of the Class of Equity Securities:	Common Stock, par value $.01 per share
(b)	Name and Address of Issuer’s Principal Executive Offices:

Janus Hotels and Resorts, Inc.

2300 NW Corporate Boulevard, Executive Court II

Suite 232

Boca Raton, Florida 33431-8596

Item 2.  Identity and Background

The person filing this Schedule 13D is:

Louis S. Beck

Address:

2300 NW Corporate Boulevard, Executive Court II

Suite 232

Boca Raton, Florida 33431-8596

Occupation:

Hotel Management

Citizenship:

U.S.A.

Beck has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

Louis S. Beck and Harry G. Yeaggy owned shares of the common stock of Janus Hotels and Resorts, Inc. and contributed these shares to Janus Acquisition, Inc.  In return, Janus Acquisition, Inc. issued 100% of its shares to Beck and Yeaggy.  Consequently, Janus Acquisition, Inc. now owns 70.4% of the outstanding common shares of Janus Hotels and Resorts, Inc.

Item 4.  Purpose of Transaction

The acquisition of shares of the common stock of Janus Hotels and Resorts, Inc. by Janus Acquisition, Inc. was undertaken in anticipation of a proposed merger between Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc.  Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc. entered into an Agreement and Plan of Merger whereby, at the effective time, Janus Hotels and Resorts, Inc. will be merged with and into Janus Acquisition, Inc.  Pursuant to the merger, each outstanding share of the common stock of Janus Hotels and Resorts, Inc., other than those owned by Janus Acquisition, Inc., will be converted into the right to receive $0.65 in cash.  As a result of the merger, Janus Hotels and Resorts, Inc. will cease to be a public company and the securities of Janus Hotels and Resorts, Inc. will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of Issuer:

(a)	(i)	Amount Beneficially Owned:	3,914,907*
	(ii)	Percent of Class:	70.4%
(b)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	-0-
	(ii)	shared power to vote or to direct the vote:	3,914,907*
	(iii)	sole power to dispose or direct the disposition of:	-0-
	(iv)	shared power to dispose or direct the disposition of:	3,914,907*

* These shares are owned by Janus Acquisition, Inc. which is controlled by Louis S. Beck and Harry G.

   Yeaggy.

(c)

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

ITEM 7.  Material to be Filed as Exhibits:

Agreement and Plan of Merger, dated as of July 28, 2003, between Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2003

/s/ LOUIS S. BECK

Printed Name:  Louis S. Beck

1.  NAME OF REPORTING PERSON.

HARRY G. YEAGGY

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ x ]

(b) [   ]

3.  SEC USE ONLY ________________________________________________

4.  SOURCE OF FUNDS (See Instructions)

PF

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [    ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person with:	7. SOLE VOTING POWER: 8. SHARED VOTING POWER: 9. SOLE DISPOSITIVE POWER: 10. SHARED DISPOSITIVE POWER:

-0-

3,914,907

(These shares are owned of record by Janus Acquisition, Inc.  Louis S. Beck owns 75% of the issued and outstanding shares of Janus Acquisition, Inc. and Harry G. Yeaggy owns the remaining 25%.)

-0-

3,914,907

(These shares are owned of record by Janus Acquisition, Inc.  Louis S. Beck owns 75% of the issued and outstanding shares of Janus Acquisition, Inc. and Harry G. Yeaggy owns the remaining 25%.)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,914,907

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

 70.4%

14.  TYPE OF REPORTING PERSON (See Instructions):

 IN

Item 1.  Security and Issuer

(a)	Title of the Class of Equity Securities:	Common Stock, par value $.01 per share
(b)	Name and Address of Issuer’s Principal Executive Offices:

Janus Hotels and Resorts, Inc.

2300 NW Corporate Boulevard, Executive Court II

Suite 232

Boca Raton, Florida 33431-8596

Item 2.  Identity and Background

The person filing this Schedule 13D is:

Harry G. Yeaggy

Address:

2300 NW Corporate Boulevard, Executive Court II

Suite 232

Boca Raton, Florida 33431-8596

Occupation:

Hotel Management

Citizenship:

U.S.A.

Yeaggy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

Louis S. Beck and Harry G. Yeaggy owned shares of the common stock of Janus Hotels and Resorts, Inc. and contributed these shares to Janus Acquisition, Inc.  In return, Janus Acquisition, Inc. issued 100% of its shares to Beck and Yeaggy.  Consequently, Janus Acquisition, Inc. now owns 70.4% of the outstanding common shares of Janus Hotels and Resorts, Inc.

Item 4.  Purpose of Transaction

The acquisition of shares of the common stock of Janus Hotels and Resorts, Inc. by Janus Acquisition, Inc. was undertaken in anticipation of a proposed merger between Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc.  Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc. entered into an Agreement and Plan of Merger whereby, at the effective time, Janus Hotels and Resorts, Inc. will be merged with and into Janus Acquisition, Inc.  Pursuant to the merger, each outstanding share of the common stock of Janus Hotels and Resorts, Inc., other than those owned by Janus Acquisition, Inc., will be converted into the right to receive $0.65 in cash.  As a result of the merger, Janus Hotels and Resorts, Inc. will cease to be a public company and the securities of Janus Hotels and Resorts, Inc. will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of Issuer:

(a)	(i)	Amount Beneficially Owned:	3,914,907*
	(ii)	Percent of Class:	70.4%
(b)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	-0-
	(ii)	shared power to vote or to direct the vote:	3,914,907*
	(iii)	sole power to dispose or direct the disposition of:	-0-
	(iv)	shared power to dispose or direct the disposition of:	3,914,907*

* These shares are owned by Janus Acquisition, Inc. which is controlled by Louis S. Beck and Harry G.

   Yeaggy.

(c)

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

ITEM 7.  Material to be Filed as Exhibits:

Agreement and Plan of Merger, dated as of July 28, 2003, between Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2003

/s/ HARRY G. YEAGGY

Printed Name: Harry G. Yeaggy

1.  NAME OF REPORTING PERSON.

JANUS ACQUISITION, INC.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ x ]

(b) [   ]

3.  SEC USE ONLY ________________________________________________

4.  SOURCE OF FUNDS (See Instructions)

WC

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [    ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person with:	7. SOLE VOTING POWER: 8. SHARED VOTING POWER: 9. SOLE DISPOSITIVE POWER: 10. SHARED DISPOSITIVE POWER:

-0-

3,914,907

(These shares are owned of record by Janus Acquisition, Inc.  Louis S. Beck owns 75% of the issued and outstanding shares of Janus Acquisition, Inc. and Harry G. Yeaggy owns the remaining 25%.)

-0-

3,914,907

(These shares are owned of record by Janus Acquisition, Inc.  Louis S. Beck owns 75% of the issued and outstanding shares of Janus Acquisition, Inc. and Harry G. Yeaggy owns the remaining 25%.)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,914,907

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

 70.4%

14.  TYPE OF REPORTING PERSON (See Instructions):

 CO

Item 1.  Security and Issuer

(a)	Title of the Class of Equity Securities:	Common Stock, par value $.01 per share
(b)	Name and Address of Issuer’s Principal Executive Offices:

Janus Hotels and Resorts, Inc.

2300 NW Corporate Boulevard, Executive Court II

Suite 232

Boca Raton, Florida 33431-8596

Item 2.  Identity and Background

The person filing this Schedule 13D is:

Janus Acquisition, Inc.

State of organization - Delaware

Principal business - Hotel management

2300 NW Corporate Boulevard, Executive Court II

Suite 232

Boca Raton, Florida 33431-8596

Janus Acquisition, Inc. has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the corporation being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

Louis S. Beck and Harry G. Yeaggy owned shares of the common stock of Janus Hotels and Resorts, Inc. and contributed these shares to Janus Acquisition, Inc.  In return, Janus Acquisition, Inc. issued 100% of its shares to Beck and Yeaggy.  Consequently, Janus Acquisition, Inc. now owns 70.4% of the outstanding common shares of Janus Hotels and Resorts, Inc.

Item 4.  Purpose of Transaction

The acquisition of shares of the common stock of Janus Hotels and Resorts, Inc. by Janus Acquisition, Inc. was undertaken in anticipation of a proposed merger between Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc.  Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc. entered into an Agreement and Plan of Merger whereby, at the effective time, Janus Hotels and Resorts, Inc. will be merged with and into Janus Acquisition, Inc.  Pursuant to the merger, each outstanding share of the common stock of Janus Hotels and Resorts, Inc., other than those owned by Janus Acquisition, Inc., will be converted into the right to receive $0.65 in cash.  As a result of the merger, Janus Hotels and Resorts, Inc. will cease to be a public company and the securities of Janus Hotels and Resorts, Inc. will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of Issuer:

(a)	(i)	Amount Beneficially Owned:	3,914,907*
	(ii)	Percent of Class:	70.4%
(b)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	-0-
	(ii)	shared power to vote or to direct the vote:	3,914,907*
	(iii)	sole power to dispose or direct the disposition of:	-0-
	(iv)	shared power to dispose or direct the disposition of:	3,914,907*

* These shares are owned by Janus Acquisition, Inc. which is controlled by Louis S. Beck and Harry G.

   Yeaggy.

(c)

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

ITEM 7.  Material to be Filed as Exhibits:

Agreement and Plan of Merger, dated as of July 28, 2003, between Janus Hotels and Resorts, Inc. and Janus Acquisition, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2003

Janus Acquisition, Inc.

By:

/s/ LOUIS S. BECK

Printed Name: Louis S. Beck

Title: Chief Executive Officer